DIRECTION

To:	HSBC HOLDINGS plc

Date:	2nd April 2013

TAKE NOTICE: The Financial Conduct Authority (“FCA”) of 25 The North Colonnade, Canary Wharf, London E14 5HS has taken the following action:

1.	ACTION

1.1
For the reasons listed below and pursuant to sections 192C, 192D and 192E of the Financial Services and Markets Act 2000 as amended by the Financial Services Act 2012 (“the Act”), the FCA has decided to impose the following requirements by way of direction on HSBC Holdings plc (“Holdings”), a qualifying parent undertaking (“QPU”) within the meaning of section 192B of the Act.

1.2	Holdings must comply with the requirements set out in the Annex to this Direction Notice (“the Direction”).

1.3	These requirements are to take effect immediately upon the date of the Direction.

2.	REASONS FOR THE ACTION

Summary

2.1	The FCA has concluded, on the basis of the facts and matters described below, that it is desirable to give the Direction in order to advance the FCA’s integrity objective.

Relevant Statutory Provisions

2.2
The FCA’s operational objectives include the integrity objective as set out in section 1D of the Act. The integrity objective is to protect and enhance the integrity of the UK financial system which includes consideration of the UK financial system’s soundness, stability and resilience and that it is not being used for a purpose connected with financial crime.

2.3	Under section 192C of the Act, the FCA may give a direction to a qualifying parent undertaking if the FCA considers that it is desirable in order to advance one or more of its operational objectives.

2.4
Under section 192D(1) of the Act, the FCA’s power to give a direction extends to requiring the qualifying parent undertaking to take specified action and a direction can be imposed by reference to its relationship with its group or other members of its group (section 192D(2) of the Act).

2.5	Under section 192D(3) of the Act, the requirement may refer to the past conduct of the parent undertaking (for example, by requiring it to review or take remedial action in respect of past conduct).

Relevant provision in the FCA’s statement of policy

2.6	Pursuant to section 192H of the Act the FCA has issued a statement of policy relating to the giving of directions under section 192C of the Act (“the Statement of Policy”).

2.7
Paragraph 14 of the Statement of Policy refers to section 192C(5) of the Act and states that in deciding whether to issue a direction under section 192C of the Act the FCA must have regard to the desirability, where practicable, of exercising its powers  in  relation  to  authorised  persons  rather  than  its  power  of  direction against qualifying parent undertakings and to the principle that a burden or restriction which is imposed on a person should be proportionate to the benefits, considered in general terms, which are expected to result from its imposition.

2.8
Paragraph 15 of the Statement of Policy states that under normal circumstances, the FCA would expect to use its powers over FCA regulated entities to try to achieve its objectives in the first instance. However there may be circumstances where the FCA would consider use of the power of direction in respect of the qualifying parent undertaking to be more appropriate or necessary.

2.9
Paragraphs 19 and 20 of the Statement of Policy say that a requirement may be imposed by reference to the parent undertaking’s relationship with its group or other members of its group. The FCA would impose a requirement (amongst other things) on the group generally if the concern is in respect of group-wide issues where the best control over those issues is held by the qualifying parent undertaking.

2.10	Annex 1 to the Statement of Policy contains a non-exhaustive list of possible scenarios in which the FCA may consider exercising the power of direction, which include, but are not limited to: (1) group-wide risk management or governance arrangements that do not meet the FCA’s and/or internationally agreed standards; and (2) group-wide systems and controls to manage group risks which do not meet the standards expected by the FCA.

3.         FACTS AND MATTERS RELIED UPON

3.1	Holdings is a QPU for the purposes of section 192B of the Act as it is:

a)  a public limited company incorporated in England and Wales with Companies House registration number 00617987;
b)  not itself authorised to carry out regulated activities;
c)  a “financial holding company” as specified in the FSMA (Prescribed Financial Institutions) Order 2013; and
d)  the parent undertaking of various authorised firms, including for example, HSBC Bank plc (FRN 114216).

3.2
On 11 December 2012, Holdings and HSBC North America Holdings, Inc (“HNAH”) entered into agreements, as part of a global settlement with a number of US authorities and received a total financial penalty of $1.9bn for failing to comply with anti-money laundering rules, US sanctions requirements and related matters (refer to paragraph 2c of the Annex for more specific details).

3.3
As a separate part of the global settlement, in the UK, Holdings and HSBC Bank plc took a number of actions, in accordance with the FSA’s instructions, designed to ensure that all parts of the HSBC Group are in compliance with all relevant legal and regulatory requirements, these included:

a) Holdings providing an undertaking to the FSA agreeing to put in place measures which in the FSA’s view were necessary;
b) HSBC Bank plc applying for a variation of its Part IV permission, which required it to ensure that Holdings comply with its undertaking to the FSA; and
c) Holdings providing an undertaking to HSBC Bank plc that it would comply fully with the terms of its undertaking to the FSA.

3.4
The FCA is imposing this Direction on Holdings, in line with the Statement of Policy, as this is the most effective and appropriate way of ensuring that Holdings continues to adhere to the measures referred to in 3.3(a) and which are replicated in the Annex.  In line with the Statement of Policy, the requirements in the Annex relate, amongst other things, to the establishment of group-wide risk management and governance arrangements under the overall control of

Holdings, the ultimate parent undertaking of the HSBC Group. As mentioned above, these requirements are designed to ensure that HSBC Group is in compliance with all relevant legal and regulatory requirements. This will advance the FCA’s integrity objective, as set out in section 1D of the Act, by reducing the risk that the UK financial system is being used for a purpose connected with financial crime.

3.5
As set out above, the FCA’s reasons for giving the Direction include making sure that the HSBC Group, of which Holdings is the ultimate parent, has effective and efficient systems and controls in place in order to identify, assess and manage risks related to anti-money laundering and financial crime. Due to the group-wide nature of these systems and controls, the FCA considers that it is appropriate to impose this Direction on Holdings because, if necessary, it would be both more effective, and more appropriate, to take action against Holdings rather than against the authorised firms within the HSBC Group.

4.	REASONS FOR MAKING THE REQUIREMENTS EFFECTIVE IMMEDIATELY

4.1
Given the significance of the anti-money laundering failings and related matters identified  by  the  US  authorities,  the  FCA  reasonably  considers  that  it  is necessary for these requirements to take effect immediately based on the following: (1) Holdings has already been subject to similar measures through its undertaking to the FSA referred to in paragraph 3.3a; and (2) the FCA will be better placed to deliver against its integrity objective.

5.	DECISION MAKER

This decision was taken by Clive Adamson, FCA Director of Supervision.

6.	IMPORTANT INFORMATION

6.1	This Direction is given to Holdings in accordance with section 193E of the Act. The following statutory rights are important.

The Tribunal

6.2
Holdings may refer this matter the Financial Services and Markets Tribunal (“the Tribunal”). Under section 133 of the Act, Holdings has 28 days from the date this Direction was given to refer the matter to the Tribunal or such other period as specified in the Tribunal Rules or as the Tribunal may allow. A reference to the Tribunal is made by way of a written notice signed by Holdings and filed with a copy of this Direction. The Tribunal’s address is: 15-19 Bedford Avenue, London WC1B 3AS (telephone 020 7612 9700). The detailed procedures for making a reference to the Tribunal are contained in section 133 of the Act and in the Tribunal Rules.

6.3
Holdings should note that the Tribunal Rules provide that at the same time as filing a reference notice with the Tribunal, a copy of the notice must also be sent to the FCA. Any copy notice should be sent to Steve Riding at the FCA, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Representations

6.4
Holdings has the right to make written and oral representations to the FCA (whether or not this matter is referred to the Tribunal). If Holdings wishes to make written representations, it must do so within ten days of the date of this Direction or such later date as may be permitted by the FCA. Written representations should be made to the Chief Executive Officer of the FCA and sent to the CEO office, at the above address for the FCA. If Holdings wishes to make oral representations, it should inform the Chief Executive Officer within ten days of the date of this Direction.

6.5
The Chief Executive Officer of the FCA may delegate the consideration of any representations to a decision maker who was not involved in the initial decision to issue this Direction on behalf of the FCA. If, having considered any representations made by you the FCA decides:

•      not to revoke the Direction; or
•      not to give the direction proposed; or
•      to give a different direction; or
•      to revoke the Direction

   it must give you notice of this decision.

   FCA Contacts

6.6	For more information concerning this matter, you should contact Steve Riding at the FCA, telephone 0207 066 1390; email steve.riding@fca.org.uk.

Annex to HSBC Holdings plc Direction dated 2 April 2013

The Financial Conduct Authority (“FCA”) directs HSBC Holdings plc (“Holdings”) to:

1.	retain the Financial System Vulnerabilities Committee, or equivalent, as a committee of the Board of Holdings with a mandate to oversee matters relating to anti-money laundering (“AML”), sanctions, terrorist financing and proliferation financing (the “Committee”);

2.	operate the Committee in accordance with the terms of reference of the Committee, as previously agreed with the FSA, (and obtain the approval of the FCA for any subsequent material amendment), which includes overseeing:

	a.	the establishment, implementation, maintenance and review of policies and procedures applicable to members of Holdings and its subsidiary undertakings (as defined in regulation 15(3) of the Money Laundering Regulations 2007) (together the “HSBC Group”) who are not subject to requirements under UK law concerning UK AML, sanctions, terrorist financing and proliferation financing requirements (“UK requirements”), sufficient to provide a level of protection concerning AML, sanctions, terrorist financing and proliferation financing equivalent to that provided under UK requirements:

		●	to the extent that Holdings is able to do so with respect to any subsidiary undertaking having regard to the level of shares or voting power held by Holdings, directly or indirectly, in respect of that subsidiary undertaking;

		●	other than to the extent such policies and procedures are not permitted under the law of the jurisdiction in which any subsidiary undertaking or branch is located;

b.
the establishment, implementation, maintenance and review of adequate policies and procedures sufficient to ensure the compliance of Holdings and other members of the HSBC Group who are subject to UK requirements with those requirements;

c.
the establishment, implementation, maintenance and review of adequate policies and procedures sufficient to ensure the compliance of HSBC Group with the requirements of the deferred prosecution agreements, settlement agreements, consent cease and desist orders and other agreements and orders entered into with HSBC North America Holdings, Inc. (“HNAH”) and/or Holdings or issued to HNAH and/or Holdings by a number of US authorities in relation to anti-money laundering failings and related matters on 11 December 2012 (including the deferred prosecution agreement with the United States Department of Justice, Criminal Division, Asset Forfeiture and Money Laundering Section (“DoJ”), the United States Attorney’s Office for the Eastern District of New York, and the United States Attorney’s Office for the Northern District of West Virginia (“DPA”), and the consent cease and desist order issued by the Board of Governors of the Federal Reserve System (“C&D order”)) to the extent that Holdings is able to do so with respect to any subsidiary undertaking having regard to the level of shares or voting power held by Holdings, directly or indirectly, in respect of that subsidiary undertaking;

d.
that the HSBC Group pays proper regard to the recommendations of the skilled person appointed under section 166 of the Financial Services and Markets Act 2000 to provide independent oversight of the implementation and ongoing operations of HSBC Group in complying with AML, sanctions, terrorist financing and proliferation financing obligations (the “Monitor”) and Group money laundering reporting officer (“Group MLRO”) including, where appropriate, implementing those recommendations in a timely and effective manner or explaining why not to relevant regulators;

e.
the establishment, implementation and maintenance of adequate policies and procedures sufficient to ensure proactive notification to the Group MLRO and to the relevant national regulators of any AML, sanctions, terrorist financial or proliferation financing issues that are likely to constitute a breach of applicable requirements by a member of the HSBC Group;

3.	have as members of the Committee:

	a.	directors of Holdings nominated by the board of Holdings, of whom at least two are non-executive directors, one of whom is chairperson of the Committee;

	b.	a senior representative of HBUS or HNAH who:

		i.	has expertise in AML, sanctions, terrorist financing and proliferation financing matters; and

		ii.	is normally resident in the United States;

	c.	two external experts, one of whom has US expertise and one of whom has UK expertise on AML, sanctions, terrorist financing and proliferation financing matters;

4.	obtain the prior consent of the FCA to any appointment to the Committee;

5.	ensure that the Committee has the following minimum reporting obligations:

	a.	a quarterly report to the Board of Holdings;

	b.	a semi-annual report to the Core College of Regulators of the HSBC Group;

	c.	an annual summary report to the Global College of Regulators of the HSBC Group;

	d.	full minutes and papers to the FCA;

	e.	oversight of any reporting to the DoJ in accordance with the terms of the DPA, to be shared with the FCA and the Federal Reserve Bank of Chicago;

	f.	oversight of any reporting in compliance with the C&D order, to be shared with the FCA;

	g.	reporting in accordance with its requests to the FCA on compliance of HSBC Group with UK requirements;

6.
take all reasonable steps that Holdings is able to take (having regard to the level of shares or voting power held by Holdings, directly or indirectly, in respect of the relevant members of the HSBC Group) to ensure that:

a.
where a member of the HSBC Group is subject to UK requirements, that HSBC Group member establishes, implements, maintains and reviews adequate policies and procedures sufficient to ensure compliance with those requirements; and

b.
where this is not the case, each member of the HSBC Group establishes, implements, maintains and reviews adequate policies and procedures sufficient to provide a level of protection concerning AML, sanctions, terrorist financing and proliferation financing equivalent to that under UK requirements, other than to the extent:

● it is located in an EEA Member State other than the UK; or

● such measures are not permitted under the law of the state in which it is located;

7.	have a Group MLRO and ensure that the Group MLRO:

	a.	occupies a full time position devoted entirely to HSBC Group’s compliance with global AML/sanctions/terrorist financing/proliferation financing and relevant Global Standards assurance requirements;

	b.	is an FCA approved person and meets the requirements of the applicable Significant Influence Function regime;

	c.	attends the Committee;

	d.	is empowered by the Board of Holdings to ensure the relevant systems and controls in HSBC Group are robust, adequate and effective and where necessary to issue directions for their improvement;

8.	ensure that the role of the Group MLRO includes:

a.
requiring that members of the HSBC Group establish, implement and maintain adequate measures as set out in paragraph 6 above and in accordance with the DPA and C&D order, and monitoring those measures;

b.
amending HSBC Group policies and procedures to make clear that HSBC Group entities will perform effective due diligence on affiliates and taking responsibility for ensuring compliance with those policies and procedures;

c.
establishing policies to be used in all HSBC Group entities which establish the risk level of individual jurisdictions, and signing off on the adequacy of policies and procedures (which should include appropriate escalation procedures) concerning the due diligence done by HSBC Group entities on counterparties from high risk jurisdictions;

	d.	responsibility for ensuring the adequate scale, experience and expertise of the AML/sanctions/terrorist financing/proliferation financing function on a global basis;

	e.	making recommendations to the remuneration Committee of the Board of Holdings on:

i.
remuneration measures designed to promote compliance with US and UK AML/sanctions/terrorist financing/proliferation financing requirements (and the modification of any arrangements that conflict with those requirements);

ii.
reduction of discretionary remuneration and application of claw-back to the remuneration of individuals who have acted against the letter or spirit of US and UK AML/sanctions/terrorist financing/proliferation financing requirements or firm or HSBC Group policies in those areas.

9.	maintain the following minimum reporting obligations of the Group MLRO:

a.
the Group MLRO shall report for line management purposes to the Group Chief Risk Officer and be a member of the Global Risk Management Board and the Global Standards Steering Committee, but shall also report regularly and formally to the Board of Holdings;

b.
the Group MLRO shall report at least annually to the Board of Holdings on the effectiveness of HSBC Group AML/sanctions/terrorist financing/proliferation financing policies and procedures, and to recommend any changes required, including to the scale and expertise of the AML function across HSBC Group;

c.
the Group MLRO shall appear annually before the remuneration committee of the Board of Holdings to report on any matters relevant to the application of effective incentives and controls for the prevention of money laundering/sanctions violations/terrorist financing/proliferation financing;

10.
promptly following approval of the draft contract from the FCA, appoint a Monitor to oversee the implementation and ongoing operations of HSBC Group in complying with AML, sanctions, terrorist financing and proliferation financing obligations. This will include:

		●	an assessment of the Group’s progress in redesigning and implementing appropriate policies and procedures for meeting these obligations;

		●	making recommendations for improvements to the relevant subcommittees and supervisory authorities;

		●	conducting ongoing monitoring on the effectiveness of these policies and procedures;

		●	providing independent reporting to the Committee and supervisory authorities.